

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 3, 2018

Sanj K. Patel
Chief Executive Officer
Kiniksa Pharmaceuticals, Ltd.
Clarendon House
2 Church Street
Hamilton HM11 Bermuda

> **Re: Kiniksa Pharmaceuticals, Ltd.**
> **Registration Statement on Form S-1**
> **Filed April 27, 2018**
> **File No. 333-224488**

Dear Mr. Patel:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 23, 2018 letter.

Form S-1

Prospectus Summary
Mavrilimumab, page 1

1. Please expand your description of patient years of exposure to clarify how the measure is calculated and length of treatment time for the European clinical trials.

Business
License and Acquisition Agreements, page 123

2.   We note your response to comment 2 and disagree with your conclusion that the information is not meaningful to an understanding of the agreements or may mislead investors. With respect to the expiration of relevant patents, please disclose when the latest to expire patent is scheduled to expire and explain that the granting of pending patent applications or future applications will extend the term and successful patent challenges may result in a shorter term. With respect to regulatory exclusivity, disclose your current expectations and discuss the factors that may extend the exclusivity and the factors that may reduce it.

 You may contact Ibolya Ignat at (202) 551-3636 or Sharon Blume at (202) 551-3474 if you have questions regarding comments on the financial statements and related matters. Please contact Christine Westbrook at (202) 551-5019 or Suzanne Hayes at (202) 551-3675 with any other questions.

Division of Corporation Finance
Office of Healthcare & Insurance

cc: Nathan Ajiashvili, Esq.